Exhibit 99.1

Regulated and inside information[1]	Brussels / 25 February 2021 / 7.00am CET

Anheuser-Busch InBev Reports

Fourth Quarter and Full Year 2020 Results

“In an extremely challenging year, our teams rose to the occasion. We finished the year with momentum in our key markets by leveraging our fundamental strengths as a company and capturing the benefits of investments we have been making for several years in our portfolio and rapidly growing platforms, such as BEES and Zé Delivery. We are now more closely connected than ever to the 6 million+ customers and 2 billion+ consumers we serve worldwide through our clear commercial strategy, revamped innovation process, digital platforms and ongoing operational excellence.” – Carlos Brito, CEO

KEY FIGURES

•	Revenue: In 4Q20, revenue grew by 4.5%, positively impacted by a continued volume recovery and revenue per hl growth of 2.7%. In FY20, revenue declined by 3.7% with revenue per hl growth of 2.1%.

•

Volume: In 4Q20, total volumes grew by 1.6%, with own beer volumes up by 1.8% and non-beer volumes up by 1.7%. In FY20, total volumes declined by 5.7%, with own beer volumes down by 5.8% and non-beer volumes down by 3.8%. The decline was primarily driven by impact of the COVID-19 pandemic.

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Global Brands: In 4Q20, combined revenues of our global brands increased by 1.5% globally and by 1.3% outside of their respective home markets. In FY20, the combined revenues of our global brands Budweiser, Stella Artois and Corona decreased by 5.0% globally and by 5.3% outside of their respective home markets.

•

Cost of Sales (CoS): In 4Q20, CoS increased by 7.9% and increased by 6.4% on a per hl basis. In FY20, CoS increased by 3.1% and increased by 9.8% on a per hl basis, driven primarily by operational deleveraging resulting from the impact of COVID-19 on our volumes and by supply chain adjustments implemented to meet evolving demand.

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EBITDA: In 4Q20, EBITDA of 5 066 million USD represents a decrease of 2.4% with EBITDA margin contraction of 261 bps to 39.7%. In FY20, EBITDA declined by 12.9% to 17 321 million USD and EBITDA margin contracted by 382 bps to 36.9%.

•

Net finance results: Net finance costs (excluding non-recurring net finance results) were 422 million USD in 4Q20, compared to 2 309 million USD in 4Q19. Net finance costs (excluding non-recurring net finance results) were 5 959 million USD in FY20 compared to 4 355 million USD in FY19. The increase in FY20 was primarily driven by a mark-to-market loss of 1 211 million USD linked to the hedging of our share-based payment programs compared to a gain of 898 million USD in FY19, resulting in a swing of 2 109 million USD.

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Income taxes: In 4Q20, our normalized effective tax rate (ETR) increased from 24.5% in 4Q19 to 24.8%. Excluding the impact of gains and losses relating to the hedging of our share-based payment programs, our normalized ETR was 29.4% in 4Q20, compared to 17.2% in 4Q19. Normalized ETR increased from 23.0% in FY19 to 30.9% in FY20 and, excluding the impact of gains and losses relating to the hedging of our share-based payment programs, normalized ETR increased from 24.9% in FY19 to 26.2% in FY20.

1The enclosed information constitutes inside information as defined in Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse, and regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Except where otherwise stated, the comments below are based on organic growth figures and refer to 4Q20 and FY20 versus the same period of last year.

For important disclaimers please refer to pages 23 and 24.

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•	Non-recurring items: Normalized EBIT excludes negative non-recurring items of 215 million USD in 4Q20, and 1 184 million USD in FY20.

•

Profit: Normalized profit attributable to equity holders of AB InBev was 2 154 million USD in 4Q20, compared to 962 million USD in 4Q19 and 3 807 million USD in FY20 versus 8 086 million USD in FY19. Underlying profit (normalized profit attributable to equity holders of AB InBev excluding mark-to-market gains and losses linked to the hedging of our share-based payment programs and the impact of hyperinflation) was 1 616 million USD in 4Q20, compared to 1 729 million USD in 4Q19 and was 5 022 million USD in FY20 compared to 7 196 million USD in FY19.

•

Earnings per share (EPS): Normalized EPS in 4Q20, was 1.08 USD, an increase from 0.48 USD in 4Q19. Normalized EPS in FY20 was 1.91 USD, a decrease from 4.08 USD in FY19. Underlying EPS (normalized EPS excluding mark-to-market gains and losses linked to the hedging of our share-based payment programs and the impact of hyperinflation) was 0.81 USD in 4Q20, a decrease from 0.87 USD in 4Q19 and was 2.51 USD in FY20, a decrease from 3.63 USD in FY19 .

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Impact of tax credits in Brazil: In 4Q20, Ambev, our subsidiary, concluded the calculation of its tax credits on a judicial decision related to the exclusion of the Value-Added Tax (ICMS) from the taxable basis of the social contribution on gross revenues (PIS and COFINS). The decision refers to the period between November 2009 and April 2015. As a result of this judicial decision and other tax credit adjustments, Ambev recognized 481 million USD income in Other operating income for the year ended 31 December 2020. The impact is presented as a scope change. Additionally, Ambev recognized 315 million USD of interest income in Finance income for the year ended 31 December 2020. Ambev’s tax credits and interest receivables are expected to be collected over a period exceeding 12 months after the balance sheet date. As of 31 December 2020, the total amount of such credits and interest receivables represented 997 million USD. Underlying profit attributable to equity holders and underlying EPS are positively impacted by 325 million USD after tax and non-controlling interest.

•

Dividend: The AB InBev Board proposes a full year 2020 dividend of 0.50 EUR per share, subject to shareholder approval at the AGM on 28 April 2021. A timeline showing the ex-coupon dates, the record dates and the payment dates can be found on page 21.

•	Deleveraging: Net debt to normalized EBITDA was 4.8x for the 12-month period ending 31 December 2020, as our results were substantially impacted by the COVID-19 pandemic.

•	2020 Full Year Financial Report and 2020 ESG Report are available on our website at www.ab-inbev.com.

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MANAGEMENT COMMENTS

To our shareholders:

The past year presented extraordinary circumstances for our business, colleagues and communities.

We extend our immense gratitude to those on the frontlines, particularly healthcare workers, for their commitment to keeping all of us safe, and to our teams who have been demonstrating tremendous resilience and agility as we continue to navigate the ongoing uncertain environment. We believe that a healthy and sustainable recovery can only be achieved when we work together with our partners, communities and consumers.

The challenges we faced over the last year have shown us that it is important to step back and acknowledge the lives around us, as well as those whom the pandemic has taken from us. Sadly, we lost family members, friends and colleagues. We will continue doing what we can to support our colleagues during this difficult time.

Our purpose of Bringing People Together for a Better World is as relevant as ever

Our purpose has never been more relevant than it is today, even if “together” looks different right now. In the context of the COVID-19 pandemic, that means doing what we can to protect the health and safety of our people and communities and putting the power of our value chain at the center of the socio-economic recovery. In normal times, beer is a formidable engine of economic growth; in a post-COVID world, it can be a critical driver of the recovery.

Our beers are almost entirely sourced, brewed and enjoyed locally, deeply connecting us to the communities in which we live and work. This means we must lead the way in supporting the fight against the pandemic and doing our part in the economic recovery. In 2020, we produced and donated millions of units of hand sanitizer in over 20 countries and emergency drinking water in over 10 countries. We mobilized our fleets of trucks in Colombia, Peru and Ecuador to deliver essential food and medical supplies. We helped enhance critical healthcare infrastructure, including four new hospitals in Mexico, Brazil, Colombia and Peru, and a vaccine factory in Brazil. To support and empower the livelihoods of more than 20 000 direct farmers in our global supply chain, we fulfilled commitments to purchase crops in markets such as Mexico and India, even when our brewery operations were shut down.

Successfully navigating a complex environment with a customer and consumer-centric approach

Following a strong start to the year, our overall results in 2020 were significantly impacted by the disruption caused by the COVID-19 pandemic. In FY20, volumes declined by 5.7%, revenue declined by 3.7% and EBITDA declined by 12.9% with EBITDA margin compression of 382 bps to 36.9%.

Consumers rapidly adjusted to the new reality by shifting to in-home consumption occasions, increasing adoption of the e-commerce channel and finding new ways to connect with others, reinforcing our confidence in the long-term potential of the beer category. Our teams quickly responded to the evolving environment, allowing us to deliver beer volume growth of 2.2% in 2H20, even while external conditions remained extremely unpredictable. This was driven by a customer- and consumer-centric approach that is supported by the long-term fundamental strengths of our business:

•	Clear commercial strategy executed with a best-in-class portfolio of brands across styles and price points:

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Drive premiumization: We have created and are continuously enhancing the world’s largest portfolio of premium brands, designed to cater to increasingly fragmented consumer needs and occasions. Following a challenging start to the year, our High End Company grew revenue by 4.1% and our global brands grew revenue by 4.7% outside of their respective home markets in 2H20. We are leading the way in expanding the core plus segment in emerging and mature markets, with brands such as Modelo in Mexico and Michelob ULTRA in the US.

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Differentiate the core & smart affordability: Our core brands also delivered healthy volume growth in 2H20, demonstrating consumer trust in our unparalleled portfolio. Our smart affordability initiatives, such as our local crop beers in markets including Brazil, Peru, Ecuador and Uganda, are drawing new consumers into the beer category, while also serving our communities by supporting local farmers.

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Build out adjacencies: Our beyond beer portfolio, which spans categories such as hard seltzer and ready-to-drink (RTD) cocktails, wine and spirits, has now reached well over 1 billion USD in revenue and grew by double-digits in 2020.

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Innovation strategy rooted in consumer-centricity and agility: Our innovations contributed more than 5 billion USD to our global revenue in 2020, an increase from 2019 even in the face of tremendous disruption. Our innovation pipeline included successful launches such as Brahma Duplo Malte in Brazil, Bud Light Seltzer in the US and Nuestra Siembra in Ecuador. We have been evolving our innovation strategy to deliver superior products to consumers with increased speed and agility, which has proven especially critical in the current environment.

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Scaling our digital commerce platforms to create value for customers and consumers: We believe that the digitization of customer and consumer relationships is a key driver of future growth—a trend that continues to rapidly accelerate due to the necessity of connecting at a distance. We have been investing in these capabilities for many years and saw an exponential increase in user adoption of our platforms in 2020.

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Digitizing our relationships with our 6 million+ global customer base: Our proprietary B2B platform, BEES, combines our best-in-class logistics and sales systems with new digital capabilities (such as AI-based algorithms), allowing us to provide customers with convenience, seamless communication and enhanced business performance. In FY20, BEES captured over 3 billion USD in gross merchandise value (GMV), of which more than 2 billion was delivered in 4Q20, as both usage and adoption accelerated. In December, our growing monthly active user base (MAU) reached approximately 900 000 users across 9 markets, and we have plans to roll out the platform to several new markets in 2021 as we rapidly expand.

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Leading the way in e-commerce beer sales: Our 20+ e-commerce direct-to-consumer (DTC) ventures across the world offer convenience for our consumers and provide valuable data that allows us to anticipate emerging trends. In Brazil, Zé Delivery is now present in all 27 Brazilian states and significantly accelerated with more than 27 million orders fulfilled in FY20. In Europe, our owned e-commerce beer store portfolio grew ahead of the market, reaching new consumer households. To complement our owned platforms, we also leverage strategic partnerships with third party retailers which have allowed us to establish e-commerce leadership and grow our global market share. This is highlighted by China, where we hold the leading position among brewers in the world’s largest e-commerce market.

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Finding new ways for our brands to connect with our 2 billion+ consumers worldwide: With our in-house agency, draftLine, we are creating consumer-first marketing executions with more agility and relevance. Our “lives” online concert series in Brazil, which successfully activated our top brands and innovations, such as Brahma Duplo Malte, delivered over 350 concerts and generated 678 million views in 12 weeks. Our “Save Pub Life” campaign in the UK, a gift card program to support neighborhood pubs and bars, generated 1.2 million GBP in donations when they needed it most, and then became a global program that helped bars and restaurants worldwide.

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A relentless commitment to operational excellence and agility driving market share gains: With a best-in-class global supply chain and unparalleled scale, we are excelling with our customers in service level and product availability. We gained market share in the majority of our key markets by combining the strength of our operations with a winning commercial strategy and unrivaled brand portfolio.

Prioritizing deleveraging while proactively managing our debt portfolio

Our commitment to financial discipline is unwavering. Efficient utilization of our resources is a core competency. It is an important driver of our industry-leading profitability and positions us well to emerge stronger from this crisis. Additionally, we continue to proactively manage the factors within our influence to maintain prudent liquidity during an uncertain time, while supporting the long-term growth of our business.

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Committed to deleveraging: Net debt to normalized EBITDA was 4.8x for the 12-month period ending 31 December 2020, as our results were substantially impacted by the COVID-19 pandemic. Deleveraging to around 2x remains our commitment and we will prioritize debt repayment in order to meet this objective.

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Proactively managing our debt portfolio further reduces risk: Throughout 2020, we undertook a series of liability management initiatives to further de-risk our balance sheet while creating value. We applied the 10.8 billion USD proceeds from the sale of our Australian subsidiary and approximately 11 billion USD proceeds from the issuance of bonds to reduce gross debt with maturities over the next five years by approximately 18 billion USD. These actions extended our weighted average maturity from approximately 14 years in 2019 to over 16 years in 2020.

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Enhancing our strong liquidity position as we navigate uncertainty: We have taken significant actions to maintain a strong liquidity position in a more uncertain environment, while proactively managing our debt profile. At the end of the year, our total liquidity position was approximately 24.3 billion USD, consisting of the 9.0 billion USD undrawn revolving credit facility (RCF) and 15.3 billion USD of cash. This cash balance includes the proceeds from the issuance of a minority stake in our US-based metal container operations of approximately 3 billion USD, which we subsequently deployed in January 2021 to redeem approximately the same amount of EUR and AUD bonds maturing in 2024 and 2025, respectively. Our liquidity position remains higher than usual in light of the ongoing uncertainty, with a cash balance more than sufficient to cover bond maturities through 2026. We will continue to monitor the external environment and adapt accordingly as circumstances evolve.

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Leading in sustainable financing: On 18 February 2021, we announced the successful signing of a new 10.1 billion USD Sustainable-Linked Loan Revolving Credit Facility (SLL RCF), replacing our existing 9.0 billion USD RCF. The facility has an initial five-year term and incorporates a pricing mechanism that incentivizes improvement in key performance areas that are aligned with and contribute to our 2025 Sustainability Goals. For more details, please see the related press release.

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Fundamental strengths position us favorably for a strong recovery

While the future remains uncertain, our fundamental strengths position us favorably for a strong recovery. We have a diverse geographic footprint, with operations in nearly 50 markets and sales in over 150 countries, and significant positions in high-growth regions. A clear commercial strategy gives us the tools to lead and grow the global beer category and scale best practices across markets. We hold the world’s most valuable portfolio of beer brands, enabling us to reach more consumers on more occasions. Our profitability is industry-leading, allowing us to weather times of extreme disruption. Investments in capabilities such as B2B sales, e-commerce and digital marketing put us in an advantaged position to capture growth from these accelerating trends.

Most importantly, we have a culture of ownership and a long-term mindset. Our approximately 164 000 colleagues across the world are rising to the challenge each day, demonstrating ingenuity, passion and resilience. In this tremendously challenging year, we were pleased that our annual employee engagement score increased by 3 percentage points. 2020 has reinforced our confidence in the potential of the beer category and our business. We will continue to rely on our fundamental strengths, while never pausing in our evolution to be a truly customer- and consumer-centric organization.

We look forward to serving our customers, consumers and communities for the next 100+ years.

2021 OUTLOOK

(i)

Overall Performance: While the ongoing disruption caused by the COVID-19 pandemic continues to create uncertainty, we expect our top and bottom line results in FY21 to improve meaningfully versus FY20. We expect top-line growth from a healthy combination of volume and price, translating to bottom line growth. We will continue to efficiently utilize our resources while fueling investments behind our brands. However, adverse channel and packaging mix, coupled with transactional FX and commodity headwinds, will pressure our FY21 EBITDA margin. The outlook for FY21 reflects our current assessment of the scale and magnitude of the COVID-19 pandemic, which is subject to change as we continue to monitor ongoing developments.

(ii)

Net Finance Costs: We expect the average gross debt coupon in FY21 to be approximately 4.0%. Net pension interest expenses and accretion expenses including IFRS 16 adjustments (lease reporting) are expected to be in the range of 150 to 170 million USD per quarter, depending on currency fluctuations. Net finance costs will continue to be impacted by any gains and losses related to the hedging of our share-based payment programs.

(iii)

Effective Tax Rates (ETR): We expect that the FY21 ETR will be higher than that of FY20 and FY19, due to factors including the phasing out of temporary COVID-19 measures and changes to legislation and tax attributes in some key markets.

(iv)

Net Capital Expenditure: We expect net capital expenditure of between 4.5 and 5.0 billion USD in FY21 as we are increasing investments in innovation and other consumer-centric initiatives to fuel our momentum.

(v)	Debt: Approximately 44% of our gross debt is denominated in currencies other than the US dollar, primarily the Euro. Our optimal capital structure remains a net debt to EBITDA ratio of around 2x.

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Figure 1. Consolidated performance (million USD)

			Organic
	4Q19	4Q20	growth
Total Volumes (thousand hls)	141 979	144 455	1.6%
AB InBev own beer	124 025	126 388	1.8%
Non-beer volumes	17 170	17 434	1.7%
Third party products	785	633	-25.6%
Revenue	13 334	12 767	4.5%
Gross profit	8 065	7 485	2.2%
Gross margin	60.5%	58.6%	-129	bps
Normalized EBITDA	5 343	5 066	-2.4%
Normalized EBITDA margin	40.1%	39.7%	-261	bps
Normalized EBIT	4 128	3 867	-4.7%
Normalized EBIT margin	31.0%	30.3%	-267	bps
Profit from continuing operations attributable to equity holders of AB InBev	-1	2 266
Profit attributable to equity holders of AB InBev	114	2 266
Normalized profit attributable to equity holders of AB InBev	962	2 154
Underlying profit attributable to equity holders of AB InBev	1 729	1 616
Earnings per share (USD)	0.06	1.13
Normalized earnings per share (USD)	0.48	1.08
Underlying earnings per share (USD)	0.87	0.81

			Organic
	FY19	FY20	growth
Total Volumes (thousand hls)	561 427	530 644	-5.7%
AB InBev own beer	495 423	467 416	-5.8%
Non-beer volumes	62 296	59 865	-3.8%
Third party products	3 709	3 363	-20.6%
Revenue	52 329	46 881	-3.7%
Gross profit	31 967	27 247	-8.2%
Gross margin	61.1%	58.1%	-280	bps
Normalized EBITDA	21 078	17 321	-12.9%
Normalized EBITDA margin	40.3%	36.9%	-382	bps
Normalized EBIT	16 421	12 723	-18.3%
Normalized EBIT margin	31.4%	27.1%	-472	bps
Profit from continuing operations attributable to equity holders of AB InBev	8 748	-650
Profit attributable to equity holders of AB InBev	9 171	1 405
Normalized profit attributable to equity holders of AB InBev	8 086	3 807
Underlying profit attributable to equity holders of AB InBev	7 196	5 022
Earnings per share (USD)	4.62	0.70
Normalized earnings per share (USD)	4.08	1.91
Underlying earnings per share (USD)	3.63	2.51

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Figure 2. Volumes (thousand hls)

			Organic		Organic growth
	4Q19	Scope	growth	4Q20	Total Volume	Own beer volume
North America	25 489	26	-176	25 340	-0.7%	-0.7%
Middle Americas	35 544	208	736	36 487	2.1%	3.0%
South America	41 209	46	3 899	45 154	9.5%	11.4%
EMEA	23 867	-33	-1 556	22 277	-6.5%	-6.0%
Asia Pacific	15 481	-67	-470	14 944	-3.0%	-3.1%
Global Export and Holding Companies	389	-29	-109	252	-31.7%	-35.4%
AB InBev Worldwide	141 979	151	2 324	144 455	1.6%	1.8%

			Organic		Organic growth
	FY19	Scope	growth	FY20	Total Volume	Own beer volume
North America	108 133	237	-1 525	106 846	-1.4%	-1.4%
Middle Americas	133 538	1 072	-13 810	120 800	-10.3%	-10.9%
South America	139 664	93	4 452	144 209	3.2%	4.9%
EMEA	85 888	-115	-9 566	76 207	-11.2%	-10.8%
Asia Pacific	93 168	-62	-11 456	81 649	-12.3%	-12.4%
Global Export and Holding Companies	1 036	-55	-48	933	-5.1%	-7.8%
AB InBev Worldwide	561 427	1 170	-31 954	530 644	-5.7%	-5.8%

KEY MARKET PERFORMANCES

United States

Top-line growth and consistent market share trend improvement driven by successful execution of commercial strategy

In 2020, our US business delivered top and bottom-line growth and continued market share trend improvement. This was driven by consistent execution of a consumer-first strategy focused on premiumization, health and wellness and innovation, as well as successfully delivering against each of our five commercial priorities. We led the US beer industry in dollar growth in FY20, according to IRI. Our advanced planning and analytic capabilities and global supply chain enabled us to effectively serve customers and consumers even with continued industry pressure and volatility caused by the COVID-19 pandemic.

Our sales-to-retailers (STRs) declined by 0.2% in FY20, slightly below an industry that declined by 0.1%. This resulted in an estimated market share loss of 5 bps, as our above core portfolio gained an estimated 110 bps and our mainstream brands lost an estimated 115 bps. Our sales-to-wholesalers (STWs) declined by 1.7% with revenue per hl growth of 2.6%, resulting in revenue growth of 0.8%.

In 4Q20, the industry was impacted by the second wave of the COVID-19 pandemic and corresponding restrictions to the on-premise channel. Our STRs declined by 1.6% in an industry that we estimate declined by 1.4%, resulting in an estimated market share decline of 15 bps. Our above core portfolio gained an estimated 105 bps while our mainstream portfolio lost an estimated 120 bps of market share. Our STWs declined by 0.5% and revenue per hl grew by 3.9%, driven by the strong execution of our portfolio rebalance and revenue management initiatives, and accelerated by favorable brand mix related to the timing of shipments, resulting in revenue growth of 3.4%.

Our above core portfolio continued to outperform, driven by the ongoing momentum of Michelob ULTRA and successful innovations such as Bud Light Seltzer. Michelob ULTRA was once again the second-highest selling beer by value in the US, after Bud Light, and was the number one share gainer in beer excluding flavored malt beverages in FY20, according to IRI. In addition, our portfolio of seltzers grew at double the rate of the industry, driven by a successful launch of Bud Light Seltzer. Continued execution of our commercial strategy has also resulted in flat share of mainstream segment in FY20 and growth of 40 bps in 4Q20.

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In FY20, our EBITDA increased by 0.2% with slight margin compression of 24 bps to 40.4%, as top-line growth, favorable brand mix and ongoing cost efficiencies were partially offset by lapping one-time prior year gains in other operating income. In 4Q20, EBITDA declined by 4.1% with margin compression of 295 bps to 38.2%, as healthy top-line growth was offset by the phasing of sales and marketing investments, increased costs related to procuring and optimizing can supply and a tighter freight market.

Mexico

Industry outperformance enhanced by strong top and bottom-line growth in the second half of the year

In FY20, our business in Mexico delivered a very healthy performance in the context of a volatile external environment. Revenue declined by low single digits, driven by a high single digit volume decline due to a two-month government-mandated shutdown of our operations in 2Q20. We rapidly resumed operations and outperformed the industry in the year, resulting in continued market share gains. Revenue per hl grew by mid-single digits, ahead of inflation, due to revenue management initiatives and positive brand mix from the continued growth of our above core portfolio. In 4Q20, our business continued its strong momentum with volume growth of low single digits, revenue growth of high single digits and revenue per hl growth of mid-single digits, ahead of inflation.

We remain focused on developing our portfolio in line with the category expansion framework. We continue to strengthen our core brands, with the growth of Corona and Victoria combined outperforming the industry in 2020. Our above core portfolio is growing at a rapid pace, with the Modelo family of brands contributing the largest absolute volume growth in the beer category. Michelob ULTRA also demonstrated strong results, particularly in 4Q20, growing ahead of the industry. Leveraging the brand’s consumer proposition and equity, we recently launched pilots of Michelob ULTRA Hard Seltzer as we drive our focus on industry growth by leading the way in new segments. We continue to support our customers through trade reactivation programs and digital solutions, such as the rollout of BEES, which more than doubled in size throughout the year.

Our proprietary chain of retail stores, Modelorama, expanded its footprint with over 600 new locations to reach a total of approximately 9 500 outlets across the country. We also successfully completed the third and fourth waves of our expansion into the country’s largest convenience store, OXXO, making our brands available in over 7 700 stores. In line with our plan, we launched the next phase of the rollout into approximately 1 100 more stores in January 2021. We remain excited about the long-term growth potential and incrementality of these opportunities.

In FY20, EBITDA declined by low single digits with margin expansion of 85 bps, due primarily to the two-month government-mandated shutdown during 2Q20, as we resumed operations quickly to deliver top-line and bottom-line growth with margin expansion in 2H20. In 4Q20, EBITDA grew by mid-teens with margin expansion of nearly 300 bps due to healthy top-line growth and operational efficiencies.

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Colombia

Strong finish to the year with momentum across our portfolio, though FY20 results heavily impacted by restrictions

In FY20, our revenue and total volumes declined by high single digits, with volume declines in both beer and non-beer. Revenue per hl declined by low-single digits, primarily due to channel mix. Following the gradual easing of stay-at-home and on-premise channel restrictions, our business in Colombia recovered strongly in 4Q20 with momentum across the portfolio, as each month in the quarter was marked by our highest ever monthly beer volumes. Revenue grew by high single digits in the quarter with high single digit beer volume growth and flattish revenue per hl. Our teams continue to work closely with local governments to support the safe recovery of the on-premise channel.

We continue to successfully expand the premium segment, led by our global brand portfolio, which grew by high teens in FY20. Our core brands had a strong recovery in 4Q20 and grew by high single digits, led by Aguila and supported by our recent easy drinking lager innovation Costeña Bacana. As part of our digital transformation journey, we accelerated the rollout of BEES, now utilized by hundreds of thousands of our customers and converting the majority of our revenue digitally by the end of the year.

EBITDA declined by mid-teens in FY20 with approximately 400 bps of margin contraction. In 4Q20, EBITDA grew by low single digits with margin compression of approximately 240 bps, impacted by transactional currency and commodity headwinds, coupled with adverse packaging mix due to an increase of one-way packaging, particularly cans.

Brazil

Strong top-line performance this year driven by a successful commercial strategy and operational excellence

Our beer business in Brazil delivered a strong performance this year in a challenging environment. We grew beer volumes by 5.6% in FY20 and 11.9% in 4Q20, outperforming the industry in both periods, through the successful execution of our customer- and consumer-centric strategy and by driving operational excellence. Our premium portfolio outperformed the industry, we stabilized the performance of our core brands and we delivered highly successful innovations such as Brahma Duplo Malte, a brand that has greatly expanded the previously under-developed core plus segment. We continue to advance the digital transformation of our business, with our online B2B marketplace and direct-to-consumer initiatives growing at an exponential rate and rapidly expanding across the country. Almost half of our active customers are currently utilizing BEES. Our main DTC initiative, Zé Delivery, is now in all 27 Brazilian states and significantly accelerated with more than 27 million orders fulfilled in FY20. Our performance was also positively impacted by government subsidies from April to December that increased consumer disposable income, leading to increased consumer demand.

Our non-beer volumes were flattish in FY20 and grew by 6.6% in 4Q20, as consumption occasions returned in the second half of the year.

The combined businesses delivered volume growth of 4.2% and total revenue growth of 7.1% in FY20. Revenue per hl increased by 2.8%, due primarily to revenue management initiatives, brand mix and category mix, partially offset by unfavorable channel and geographic mix. In 4Q20, our volumes grew by 10.6% and total revenue grew by 19.4%. Revenue per hl grew by 7.9%, primarily due to revenue management initiatives in both our beer and non-beer businesses.

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Additionally, in 4Q20, Ambev, our subsidiary, concluded the calculation of its tax credits on a judicial decision related to the exclusion of the Value-Added Tax (ICMS) from the taxable basis of the social contribution on gross revenues (PIS and COFINS). The decision refers to the period between November 2009 and April 2015. As a result of this judicial decision and other tax credit adjustments, Ambev recognized 481 million USD income in Other operating income for the year ended 31 December 2020. The impact is presented as a scope change. For additional details on the impact to underlying profit attributable to equity holders of AB InBev and underlying EPS, please refer to page 2.

In FY20, EBITDA declined by 6.2%, with margin contraction of 521 bps, impacted by transactional currency headwinds and adverse packaging mix, with a year-over-year increase of one-way packaging, particularly cans. EBITDA in 4Q20 grew by 12.8% with margin compression of 388 bps. Our absolute EBITDA margins of 41.9% in FY20 and 63.7% in 4Q20 were positively impacted by the tax credits.

Europe

Market share gains across most markets, though performance impacted by ongoing COVID-19-related restrictions

Our revenue and volume in Europe declined by high single digits in FY20. Revenue per hl was down by low single digits, adversely impacted by channel mix due to the widespread shut-down of the on-premise channel in the second and fourth quarters, partially offset by continued outperformance of our premium brands and revenue management initiatives. We estimate we gained market share on a full year basis in the majority of our key markets, with particularly strong gains in France, Germany and the Netherlands.

In 4Q20, our performance was significantly impacted by renewed on-premise shutdowns and mobility restrictions, resulting in a revenue decline of high teens with flattish revenue per hl. We continued to grow volumes in the off-premise channel, powered by the strength of our global brand portfolio, especially Budweiser, which grew by high single digits with a particularly strong performance in the UK and the Netherlands.

EBITDA declined by double-digits both in the year and the quarter as a result of operational deleverage and channel mix in light of the on-premise shutdowns, as the on-premise channel carries higher EBITDA margins in continental Europe.

South Africa

Multiple alcohol bans impacted performance, though underlying consumer demand remains strong

Our business in South Africa was significantly impacted by three outright government-mandated bans on the sale of alcohol over the course of 2020, which resulted in double-digit volume, revenue and EBITDA declines, and significant EBITDA margin contraction. Outside of these bans, we saw solid underlying consumer demand for our portfolio throughout the year, resulting in estimated market share gains in both beer and total alcohol. In 4Q20, we delivered low single digit top and bottom-line growth with EBITDA margin expansion. Volumes declined slightly in the quarter, as the government instituted a third alcohol ban on 29 December 2020, affecting a key selling week for beer.

Revenue per hl grew by low single digits in both FY20 and 4Q20, driven primarily by revenue management initiatives. This was partially offset by brand mix as consumers shifted to more affordable brands and bulk returnable packages, particularly benefitting our core brands, such as Carling Black Label. Our flavored alcohol beverages, Brutal Fruit and Flying Fish, outperformed this year, reinforcing the advantages of a diverse brand portfolio to meet consumer needs across styles and price points.

ab-inbev.com	Press release – 25 February 2021 – 11

The third alcohol ban instituted on 29 December 2020 was lifted on 1 February 2021 and we resumed our operations on 2 February 2021. The third alcohol ban will significantly impact our performance in 1Q21. Our top priority remains the safety and well-being of our people and our communities and we will continue to collaborate with the government on meaningful, lawful measures to combat the pandemic (such as curfews, capacity restrictions and limits on trading hours). However, we believe that complete bans on alcohol sales significantly damage the South African economy, threaten the over one million livelihoods at stake throughout the alcohol industry’s value chain and entrench illicit alcohol trading, which has devastating consequences from both a health and economic perspective.

China

Continued success of our premiumization strategy enhanced by leadership in the growing e-commerce channel

In FY20, volumes declined by 10.0% with revenue per hl down by 1.1%, resulting in a total revenue decline of 11.0%. In 4Q20, revenue grew by 1.1% with 0.9% volume growth, delivered in the context of lower channel inventories due to the later timing of Chinese New Year in 2021. Revenue per hl grew slightly in 4Q20 as favorable brand mix from continued premiumization was offset by higher wholesaler rebates on a per hl basis as a result of channel inventory reduction.

While we lost substantial market share between February and April 2020 due to the COVID-19 impact on the on-premise channel, we recovered swiftly through our effective commercial actions and resource allocation. We consistently gained market share in each subsequent quarter, especially in 4Q20 with an estimated market share gain of 140 bps. As a result, we significantly reduced the FY20 market share loss to an estimated 55 bps. Premiumization continues to be a key driver of growth and our premium and super premium portfolio grew by mid-single digits in 4Q20, led by Budweiser. We estimate that we continue to lead the beer category in the e-commerce channel with a market share twice that of the next brewer and are leveraging this growing channel to launch our innovation products.

In FY20, EBITDA declined by 20.6% with an EBITDA margin of 33.4%. In 4Q20, EBITDA declined by 5.7% as we cycled a challenging comparable in other operating income.

Highlights from our other markets

Our business in Canada grew volumes by low single digits in FY20, ahead of the industry, due to the consistent execution of our commercial strategy. This was driven by the outperformance of our above core brands, led by Corona and Michelob ULTRA. Corona grew by high single digits and Michelob ULTRA was the fastest growing beer brand for the second year in a row. Our beyond beer portfolio grew by over 25%, driven by successful innovations in the Mike’s Hard brand family and the expansion of the hard seltzer category. Revenue per hl declined by low single digits due to on-premise closures caused by COVID-19 restrictions, resulting in flat top-line year-over-year. In 4Q20, volumes declined by low-single digits and revenue declined by mid-single digits, as the second wave of the COVID-19 pandemic resulted in renewed restrictions.

In Peru, revenue and volume declined by double-digits due to a government-mandated shutdown in March and April and stay-at-home restrictions in the following months. However, our performance improved progressively as restrictions were lifted. We remain focused on implementing our category expansion framework, delivering flattish revenue in 4Q20, driven by our strong recovery in the last two months of the year with beer volumes closing ahead of last year. Our global brands finished the year with a strong performance, growing by high double-digits. Our smart affordability innovation, Golden, which provides consumers with a unique combination of maize and barley at affordable prices, continues to deliver good results. We also announced that we are sourcing all of our maize for Golden from local farmers to continue supporting the country’s economic recovery.

ab-inbev.com	Press release – 25 February 2021 – 12

In Ecuador, revenue and volume declined by double-digits in the year, impacted by the COVID-19 pandemic and associated government restrictions. In 4Q20, we delivered a sequential improvement in volume and revenue versus the prior quarter, although we remain cautious as government restrictions were re-implemented across the country in the last two months of the year. We continue to focus on expanding the beer category and are seeing success from our premiumization initiatives. Our global brands finished the year strong, led by the expansion of Corona and Stella Artois, and we recently enhanced our premium brand portfolio with the launch of Beck’s. Additionally, we are focused on bringing more consumers into the category through attractive price points with high quality products such as our local crop innovation, Nuestra Siembra, which continues to deliver strong results.

In Argentina, we delivered slight volume growth this year and outperformed the industry, even in the context of a challenging consumer environment. This was a result of leveraging our diverse brand portfolio, led by the double-digit growth of our premium and core plus brands, coupled with our unparalleled scale, operational excellence and the digital transformation of our business with DTC initiatives. Revenue per hl and revenue grew by double-digits in FY20 in the context of a highly inflationary environment, although revenue management initiatives continue to be constrained by government price controls across the food and beverage industries. Our volumes grew by low single digits in 4Q20, due to the ongoing premiumization of our portfolio led by Corona and Andes Origen, and the growth of new innovations, such as Quilmes 0.0 and Patagonia Solcitra, a new variety of Patagonia made with citrus hops.

In Africa excluding South Africa, our business was negatively impacted by the COVID-19 pandemic, but we saw resilient consumer demand in many of our markets as restrictions began to ease. We delivered healthy volume growth in Mozambique and Zambia this year. Volumes declined in Tanzania and Uganda, as both markets were impacted by an ongoing challenging economic environment. In Nigeria, we delivered low single digit volume growth in FY20 and high single digit volume growth in 4Q20, driven by successful investments in developing our brand portfolio and enhancing our route-to-market capabilities.

In 4Q20, South Korea faced its most serious outbreak of the COVID-19 pandemic and consequently the toughest level of restrictions yet, which negatively impacted our revenue and volumes. We estimate that our total market share declined by approximately 220 bps in FY20, more than half of which was driven by channel mix shift mainly resulting from the COVID-19 pandemic. In the growing in-home channel, we grew market share in FY20, according to Nielsen. In the on-premise channel, while we estimate that we lost market share in FY20, the trend improved throughout the year with gains in 4Q20 driven by the increasing momentum of Cass. We continued to lead the Premium space and estimate that we outperformed the industry in this segment.

ab-inbev.com	Press release – 25 February 2021 – 13

CONSOLIDATED INCOME STATEMENT

Figure 3. Consolidated income statement (million USD)

			Organic
	4Q19	4Q20	growth
Revenue	13 334	12 767	4.5%
Cost of sales	-5 269	-5 282	-7.9%
Gross profit	8 065	7 485	2.2%
SG&A	-4 149	-4 169	-7.4%
Other operating income/(expenses)	213	551	-29.3%
Normalized profit from operations (normalized EBIT)	4 128	3 867	-4.7%
Non-recurring items above EBIT	-166	-215
Net finance income/(cost)	-2 309	-422
Non-recurring net finance income/(cost)	-899	132
Share of results of associates	58	75
Income tax expense	-454	-830
Profit from continuing operations	359	2 607
Discontinued operations results (recurring and non-recurring)	114	—
Profit	474	2 607
Profit attributable to non-controlling interest	360	342
Profit attributable to equity holders of AB InBev	114	2 266
Normalized EBITDA	5 343	5 066	-2.4%
Normalized profit attributable to equity holders of AB InBev	962	2 154

			Organic
	FY19	FY20	growth
Revenue	52 329	46 881	-3.7%
Cost of sales	-20 362	-19 634	-3.1%
Gross profit	31 967	27 247	-8.2%
SG&A	-16 421	-15 368	0.1%
Other operating income/(expenses)	875	845	-46.2%
Normalized profit from operations (normalized EBIT)	16 421	12 723	-18.3%
Non-recurring items above EBIT	-323	-3 103
Net finance income/(cost)	-4 355	-5 959
Non-recurring net finance income/(cost)	882	-1 738
Share of results of associates	152	156
Income tax expense	-2 786	-1 932
Profit from continuing operations	9 990	147
Discontinued operations results (recurring and non-recurring)	424	2 055
Profit	10 414	2 202
Profit attributable to non-controlling interest	1 243	797
Profit attributable to equity holders of AB InBev	9 171	1 405
Normalized EBITDA	21 078	17 321	-12.9%
Normalized profit attributable to equity holders of AB InBev	8 086	3 807

Consolidated other operating income/(expenses) in FY20 decreased by 46.2% primarily driven by lower other operating income in FY20 as a result of the COVID-19 pandemic and one-off gains in FY19 that were not repeated in FY20. In addition, in 4Q20, Ambev, our subsidiary, concluded the calculation of its tax credits on a judicial decision related to the exclusion of the Value-Added Tax (ICMS) from the taxable basis of the social contribution on gross revenues (PIS and COFINS). The decision refers to the period between November 2009 and April 2015. As a result of this judicial decision and other tax credit adjustments, Ambev recognized 481 million USD income in other operating income for the year ended 31 December 2020. The impact is presented as a scope change.

ab-inbev.com	Press release – 25 February 2021 – 14

Non-recurring items above EBIT

Figure 4. Non-recurring items above EBIT from continuing and discontinued operations (million USD)

	4Q19	4Q20	FY19	FY20
Impairment of Goodwill	—	—	—	-2 500
COVID-19 costs	—	-50	—	-182
Restructuring	-85	-60	-170	-157
Business and asset disposal (including impairment losses)	-19	-84	-50	-239
Acquisition costs / Business combinations	12	-21	-23	-25
Brazil Amnesty	-74	—	-74	—
Cost related to public offering of minority stake in Budweiser APAC	—	—	-6	—
Non-recurring in profit from operations	-166	-215	-323	-3 103
Gain on disposal of Australia (in discontinued operations results)	—	—	—	1 919
Total non-recurring items in EBIT	-166	-215	-323	-1 184

EBIT excludes negative non-recurring items of 215 million USD in 4Q20 and 1 184 million USD in FY20. This includes negative non-recurring items of 50 million USD in 4Q20 and 182 million USD in FY20 related to costs associated with COVID-19. These costs are mainly related to personal protective equipment for our colleagues and charitable donations.

In addition, during 2Q20, we reported a 2.5 billion USD non-cash goodwill impairment charge, which was partially offset by a 1.9 billion USD gain on the disposal of the Australia operations reported in “Discontinued operations results”.

Net finance income/(cost)

Figure 5. Net finance income/(cost) (million USD)

	4Q19	4Q20	FY19	FY20
Net interest expense	-940	-950	-3 857	-3 854
Net interest on net defined benefit liabilities	-24	-21	-95	-82
Accretion expense	-195	-150	-650	-564
Mark-to-market	-774	536	898	-1 211
Net interest income on Brazilian tax credits	8	341	118	315
Other financial results	-384	-179	-769	-563
Net finance income/(cost)	-2 309	-422	-4 355	-5 959

Net finance costs in FY20 were negatively impacted by the mark-to-market losses on the hedging of our share-based payment programs. The number of shares covered by the hedging of our share-based payment programs, and the opening and closing share prices, are shown in figure 6 below.

Figure 6. Share-based payment hedge

	4Q19	4Q20	FY19	FY20
Share price at the start of the period (Euro)	87.42	46.23	57.70	72.71
Share price at the end of the period (Euro)	72.71	57.01	72.71	57.01
Number of equity derivative instruments at the end of the period (millions)	54.0	55.0	54.0	55.0

Additionally, in 4Q20, our subsidiary Ambev concluded the calculation of its tax credits on a judicial decision related to the exclusion of the Value-Added Tax (ICMS) from the taxable basis of the social contribution on gross revenues (PIS and COFINS). The decision refers to the period between November 2009 and April 2015. As a result of this judicial decision and other tax credit adjustments, Ambev recognized 315 million USD of interest income in finance income for the year ended 31 December 2020.

ab-inbev.com	Press release – 25 February 2021 – 15

Non-recurring net finance income/(cost)

Figure 7. Non-recurring net finance income/(cost) (million USD)

	4Q19	4Q20	FY19	FY20
Mark-to-market (Grupo Modelo deferred share instrument)	-385	228	445	-511
Other mark-to-market	-374	222	433	-497
Early termination fee of Bonds and Other	-140	-318	4	-730
Non-recurring net finance income/(cost)	-899	132	882	-1 738

Non-recurring net finance cost in FY20 includes mark-to-market losses on derivative instruments entered into to hedge the shares issued in relation to the Grupo Modelo and SAB combinations.

The number of shares covered by the hedging of the deferred share instrument and the restricted shares are shown in figure 8, together with the opening and closing share prices.

Figure 8. Non-recurring equity derivative instruments

	4Q19	4Q20	FY19	FY20
Share price at the start of the period (Euro)	87.42	46.23	57.70	72.71
Share price at the end of the period (Euro)	72.71	57.01	72.71	57.01
Number of equity derivative instruments at the end of the period (millions)	45.5	45.5	45.5	45.5

Income tax expense

Figure 9. Income tax expense (million USD)

	4Q19	4Q20	FY19	FY20
Income tax expense	454	830	2 786	1 932
Effective tax rate	59.6%	24.7%	22.1%	100.4%
Normalized effective tax rate	24.5%	24.8%	23.0%	30.9%
Normalized effective tax rate before MTM	17.2%	29.4%	24.9%	26.2%

The increase in our normalized FY20 ETR excluding mark-to-market gains and losses linked to the hedging of our share-based payment programs is primarily driven by country mix. The increase in our normalized 4Q20 ETR excluding mark-to-market gains and losses linked to the hedging of our share-based payment programs is primarily driven by reduced benefits from interest on shareholders’ equity in Brazil and provisions for tax claims.

Profit, normalized profit and underlying profit

Figure 10. Normalized Profit attributable to equity holders of AB InBev (million USD)

	4Q19	4Q20	FY19	FY20
Profit attributable to equity holders of AB InBev	114	2 266	9 171	1 405
Non-recurring items, before taxes	166	215	323	3 103
Non-recurring finance (income)/cost, before taxes	899	-132	-882	1 738
Non-recurring taxes	8	-25	6	-155
Non-recurring non-controlling interest	-111	-170	-108	-228
Profit from discontinued operations (recurring and non-recurring)	-114	—	-424	-2 055
Normalized profit attributable to equity holders of AB InBev	962	2 154	8 086	3 807
Underlying profit attributable to equity holders of AB InBev	1 729	1 616	7 196	5 022

ab-inbev.com	Press release – 25 February 2021 – 16

Basic, normalized and underlying EPS

Figure 11. Earnings per share (USD)

	4Q19	4Q20	FY19	FY20
Basic earnings per share	0.06	1.13	4.62	0.70
Non-recurring items, before taxes	0.08	0.11	0.16	1.55
Non-recurring finance (income)/cost, before taxes	0.45	-0.07	-0.44	0.87
Non-recurring taxes	—	-0.01	—	-0.08
Non-recurring non-controlling interest	-0.05	-0.09	-0.05	-0.11
Profit from discontinued operations (recurring and non-recurring)	-0.06	—	-0.21	-1.03
Normalized earnings per share	0.48	1.08	4.08	1.91
Underlying earnings per share	0.87	0.81	3.63	2.51

Figure 12. Key components - Normalized Earnings per share in USD

	4Q19	4Q20	FY19	FY20
Normalized EBIT before hyperinflation	2.08	1.95	8.34	6.41
Hyperinflation impacts in normalized EBIT	—	-0.01	-0.06	-0.04
Normalized EBIT	2.08	1.94	8.28	6.37
Mark-to-market (share-based payment programs)	-0.39	0.27	0.45	-0.61
Net finance cost	-0.77	-0.48	-2.65	-2.38
Income tax expense	-0.22	-0.43	-1.40	-1.04
Associates & non-controlling interest	-0.22	-0.22	-0.60	-0.43
Normalized EPS	0.48	1.08	4.08	1.91
Mark-to-market (share-based payment programs)	0.39	-0.27	-0.45	0.61
Hyperinflation impacts in EPS	—	—	—	—
Underlying EPS	0.87	0.81	3.63	2.51

Underlying profit attributable to equity holders and underlying EPS are positively impacted by 325 million USD after tax and non-controlling interest related to Ambev’s tax credits.

Adoption of hyperinflation accounting in Argentina

We are reporting the results from Argentina applying hyperinflation accounting, starting from the 3Q18 results release in which we accounted for the hyperinflation impact for the first nine months of 2018.

The impact of hyperinflation in 4Q19 and 4Q20, as well as FY19 and FY20, on our Revenue and Normalized EBITDA were as follows:

Figure 13. Impact of hyperinflation

	4Q19	4Q20	FY19	FY20
Revenue
Indexing (1)	112	76	211	146
Currency(2)	-43	-91	-284	-227
Total impact	69	-14	-73	-80

	4Q19	4Q20	FY19	FY20
Normalized EBITDA
Indexing (1)	47	20	89	43
Currency(2)	-20	-52	-131	-87
Total impact	27	-32	-43	-45
USDARS average rate			47.1963	69.7934
USDARS closing rate			59.8907	84.1468

(1)	Indexation calculated at closing rate
(2)

Currency impact from hyperinflation calculated as the difference between converting the Argentinean peso (ARS) reported amounts at the closing exchange rate compared to the average exchange rate of each period

ab-inbev.com	Press release – 25 February 2021 – 17

The IFRS rules (IAS 29) require us to restate the year-to-date results for the change in the general purchasing power of the local currency, using official indices before converting the local amounts at the closing rate of the period (i.e. FY20 and FY19 results at the closing rate on 31 December 2020 and 2019, respectively).

The 4Q results are calculated by deducting from the FY results the 9M results as published. As a consequence, the South America 4Q20 results are impacted by the restatement of the 9M results as follows:

South America 9M as reported (1)	9M19	Scope	Currency Translation	Organic Growth	9M20
Revenue	6 824	4	-1 443	165	5 550
Cost of sales	-2 843	-1	699	-545	-2 691
Gross profit	3 981	3	-744	-381	2 860
SG&A	-2 065	-5	463	-151	-1 758
Other operating income/(expenses)	138	—	-24	-28	86
Normalized EBIT	2 054	-2	-305	-560	1 188
Normalized EBITDA	2 765	-2	-459	-528	1 778

South America 9M restated at FY rates (2)	9M19	Scope	Currency Translation	Organic Growth	9M20
Revenue	6 851	4	-1 505	201	5 551
Cost of sales	-2 849	-1	727	-564	-2 688
Gross profit	4 003	3	-778	-364	2 864
SG&A	-2 072	-5	481	-161	-1 757
Other operating income/(expenses)	134	—	-21	-32	81
Normalized EBIT	2 065	-2	-318	-558	1 188
Normalized EBITDA	2 775	-2	-477	-525	1 773

Impact of 9M restatement in 4Q results (3)	9M19	Scope	Currency Translation	Organic Growth	9M20
Revenue	27	—	-62	36	1
Cost of sales	-6	—	28	-19	3
Gross profit	22	—	-34	17	4
SG&A	-7	—	18	-10	1
Other operating income/(expenses)	-4	—	3	-4	-5
Normalized EBIT	11	—	-13	2	—
Normalized EBITDA	10	—	-18	3	-5

(1)

South America 9M results with Argentina results reported in Argentinean peso (ARS) restated for year to date September purchasing power converted at 9M closing rates of 57.5593 for 9M19 and 76.1720 for 9M20 results (as reported on 31 October 2020)

(2)

South America 9M results with Argentina results reported in ARS restated for year to date December purchasing power converted at December closing rates of 59.8907 for FY19 and 84.1435 for FY20 results.

(3)	Impact of restating the 9M results under hyperinflation in the 4Q results is calculated as difference between (2) and (1) above

The restatement of 9M results at the December purchasing power and FY closing rate had a positive impact of 36 million USD on revenue and 3 million USD on Normalized EBITDA on the FY20 reported organic growth and on the 4Q20 reported results. For the 4Q20 performance reporting, these impacts are excluded from organic calculations and are identified separately in the 4Q20 annexes within the column labeled “9M restatement under hyperinflation”. Organic growth percentages for 4Q20 are calculated by considering the “Organic growth” reported in the annexes over the 4Q19 adjusted for the 9M19 restatement.

Furthermore, IAS 29 requires us to restate the non-monetary assets and liabilities stated at historical cost on the balance sheet of our operations in hyperinflation economies using inflation indices and to report the resulting hyperinflation through the income statement on a dedicated account for hyperinflation monetary adjustments in the finance line and report deferred taxes on such adjustments, when applicable.

ab-inbev.com	Press release – 25 February 2021 – 18

In FY20, we reported 76 million USD monetary adjustment in the finance line and a negative impact on the profit attributable to equity holders of AB InBev of 10 million USD. This had no impact on normalized EPS in 4Q20 or FY20.

Reconciliation between profit attributable to equity holders and normalized EBITDA

Figure 14. Reconciliation of normalized EBITDA to profit attributable to equity holders of AB InBev (million USD)

	4Q19	4Q20	FY19	FY20
Profit attributable to equity holders of AB InBev	114	2 266	9 171	1 405
Non-controlling interests	360	342	1 243	797
Profit	474	2 607	10 414	2 202
Discontinued operations results (recurring and non-recurring)	-114	—	-424	-2 055
Profit from continuing operations	359	2 607	9 990	147
Income tax expense	454	830	2 786	1 932
Share of result of associates	-58	-75	-152	-156
Net finance (income)/cost	2 309	422	4 355	5 959
Non-recurring net finance (income)/cost	899	-132	-882	1 738
Non-recurring items above EBIT (incl. non-recurring impairment)	166	215	323	3 103
Normalized EBIT	4 128	3 867	16 421	12 723
Depreciation, amortization and impairment	1 215	1 199	4 657	4 598
Normalized EBITDA	5 343	5 066	21 078	17 321

Normalized EBITDA and normalized EBIT are measures utilized by AB InBev to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding the following effects from profit attributable to equity holders of AB InBev: (i) non-controlling interest; (ii) discontinued operations results; (iii) income tax expense; (iv) share of results of associates; (v) net finance cost; (vi) non-recurring net finance cost; (vii) non-recurring items above EBIT (including non-recurring impairment); and (viii) depreciation, amortization and impairment.

Normalized EBITDA and normalized EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to profit attributable to equity holders as a measure of operational performance, or an alternative to cash flow as a measure of liquidity. Normalized EBITDA and normalized EBIT do not have a standard calculation method and AB InBev’s definition of normalized EBITDA and normalized EBIT may not be comparable to that of other companies.

ab-inbev.com	Press release – 25 February 2021 – 19

Financial position

Figure 15. Cash Flow Statement (million USD)

	FY19	FY20
Operating activities
Profit from continuing operations	9 990	147
Interest, taxes and non-cash items included in profit	11 029	17 024
Cash flow from operating activities before changes in working capital and use of provisions	21 019	17 171
Change in working capital	-5	592
Pension contributions and use of provisions	-715	-616
Interest and taxes (paid)/received	-7 063	-6 391
Dividends received	160	51
Cash flow from operating activities on Australia discontinued operations	640	84
Cash flow from operating activities	14 036	10 891
Investing activities
Net capex	-4 854	-3 687
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	-252	-510
Net proceeds from sale/(acquisition) of other assets	33	-292
Proceeds from Australia divestiture	219	10 838
Cash flow from investing activities on Australia discontinued operations	-77	-13
Cash flow from investing activities	-4 931	6 336
Financing activities
Dividends paid	-5 015	-1 800
Net (payments on)/proceeds from borrowings	-8 008	-8 294
Payment of lease liabilities	-441	-461
Proceeds from public offering of minority stake in Budweiser APAC	5 575	—
Sale/(purchase) of non-controlling interests and other	-842	2 086
Cash flow from financing activities on Australia discontinued operations	-24	-6
Cash flow from financing activities	-8 755	-8 475
Net increase/(decrease) in cash and cash equivalents	350	8 752

FY20 recorded an increase in cash and cash equivalents of 8 752 million USD compared to an increase of 350 million USD in FY19, with the following movements:

•

Our cash flow from operating activities reached 10 891 million USD in FY20 compared to 14 036 million USD in FY19. The decrease was mainly driven by the negative impact of the COVID-19 pandemic on our results.

•

Net cash inflow from investing activities was 6 336 million USD in FY20 compared to a cash outflow of 4 931 million USD in FY19. The increase in the cash flow from investing activities was mainly due to 10 838 million USD proceeds from the divestiture of the Australian business. Our net capital expenditure amounted to 3.7 billion USD in 2020 and 4.9 billion USD in 2019. Out of the total 2020 capital expenditures, approximately 41% was used to improve the company’s production facilities while 44% was used for logistics and commercial investments and 15% was used for improving administrative capabilities and for the purchase of hardware and software.

•	Our cash outflow from financing activities amounted to 8 475 million USD in FY20, as compared to a cash outflow of 8 755 million USD in FY19.

Our net debt decreased to 82.7 billion USD as of 31 December 2020 from 95.5 billion USD at 31 December 2019.

ab-inbev.com	Press release – 25 February 2021 – 20

Our net debt to normalized EBITDA ratio was 4.8x for the 12-month period ending 31 December 2020. Our optimal capital structure is a net debt to normalized EBITDA ratio of around 2x. Deleveraging to around this level remains our commitment and we will prioritize debt repayment in order to meet this objective.

We will continue to proactively manage our debt portfolio. After redemptions in January 2021, 96% of our bond portfolio holds a fixed-interest rate, 44% is denominated in currencies other than USD and maturities are well-distributed across the next several years.

In addition to a very comfortable debt maturity profile and strong cash flow generation, as of 31 December 2020 we had total liquidity of 24.3 billion USD, which consisted of 9.0 billion USD available under committed long-term credit facilities and 15.3 billion USD of cash, cash equivalents and short-term investments in debt securities less bank overdrafts. Although we may borrow such amounts to meet our liquidity needs, we principally rely on cash flows from operating activities to fund our continuing operations. On 18 February 2021, we announced the successful signing of a new 10.1 billion USD Sustainable-Linked Loan Revolving Credit Facility (“SLL RCF”) with an initial five-year term, replacing the aforementioned 9.0 billion USD of committed long-term credit facilities.

Figure 16. Terms and debt repayment schedule as of 31 December 2020 (billion USD)

Proposed full year 2020 dividend

The AB InBev Board proposes a full year 2020 dividend of 0.50 EUR per share, subject to shareholder approval at the AGM on 28 April 2021. A timeline showing the ex-coupon dates, the record dates and the payment dates can be found on below:

Dividend Timeline

	Ex-coupon date	Record Date	Payment date
Euronext	4 May 2021	5 May 2021	6 May 2021
MEXBOL	4 May 2021	5 May 2021	6 May 2021
JSE	5 May 2021	7 May 2021	10 May 2021
NYSE (ADR program)	4 May 2021	5 May 2021	3 June 2021
Restricted Shares	4 May 2021	5 May 2021	6 May 2021

ab-inbev.com	Press release – 25 February 2021 – 21

RECENT EVENTS

Note Redemptions

On 27 January 2021 and 28 January 2021, AB InBev and its wholly-owned subsidiary Anheuser-Busch InBev Worldwide Inc. (“ABIWW”, and together with AB InBev, the “Issuers”) exercised their respective options to redeem the outstanding principal amounts indicated in the table below of the following series of notes:

Issuer	Aggregate Principal Amount Outstanding	Aggregate Principal Amount to be Redeemed	Title of Series of Notes	ISIN	Redemption Date
AB InBev	EUR 2 147 217 000	EUR 2 147 217 000	1.500% Notes due 2025 (the “AB InBev Notes”)	BE6285454482	28 January 2021
ABIWW	AUD 650 000 000	AUD 650 000 000	3.750% Notes due 2024 (the “ABIWW Notes”, and together with the AB InBev Notes, the “Notes”)	AU3CB0246668	27 January 2021

Announcement of 10.1 Billion USD Sustainability-Linked Revolving Credit Facility

On 18 February 2021, AB InBev announced the successful signing of a new 10.1 billion USD Sustainability-Linked Loan Revolving Credit Facility (“SLL RCF”), which replaces its existing 9.0 billion USD Revolving Credit Facility. The facility has an initial five-year term and incorporates a pricing mechanism that incentivizes improvement in the following four key performance areas, that are aligned with and contribute to the company’s 2025 Sustainability Goals:

•	Further improving water efficiency in our breweries globally, supporting the Water Stewardship Goal;

•	Increasing PET recycled content in PET primary packaging, contributing to the Circular Packaging Goal;

•	Sourcing purchased electricity from renewable sources as outlined in the RE100 commitment; and

•	Reducing GHG emissions as a part of the science-based Climate Action Goal

The new facility is provided by a consortium of 26 leading global financial institutions, with ING and Santander acting as Joint Sustainability Coordinators.

Changes in labels of alternative performance measurements (“APMs”)

Following a report on European Union (EU) issuers’ use of Alternative Performance Measures (i.e. non-IFRS measures, or “APMs”), issued by the European Securities and Markets Authority (ESMA) in December 2019, the company will relabel in future disclosures “non-recurring” items to “non-underlying” items. The change will be effective with the results announcements of the first quarter of 2021.

ab-inbev.com	Press release – 25 February 2021 – 22

COVID-19 RISK FACTORS

The following risk factors are provided to supplement the risk factors previously disclosed in periodic reports, including our 2019 Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission (“SEC”) on 24 March 2020.

Our business, financial condition, cash flows and operating results have been and may continue to be negatively impacted by the COVID-19 pandemic. The public health crisis caused by the COVID-19 pandemic, as well as measures taken in response to contain or mitigate the pandemic, have had, and we expect will continue to have, certain negative impacts on our business including, without limitation, the following:

•

We have experienced disruptions to our ability to operate our production facilities in some countries, and in the future, we may experience further disruption to our ability to operate our production facilities or distribution operations as a result of regulatory restrictions, safety protocols, social distancing requirements and heightened sanitation measures. In addition, although at this time we have not experienced any material disruption to our supply chain, we may experience delays in deliveries of key supplies or disruptions to our distribution operations. Any sustained interruption in our operations or our business partners’ operations, distribution network or supply chain, or any significant continuous shortage of raw materials or other supplies could impact our ability to make, manufacture, distribute or sell our products or may result in an increase in our costs of production and distribution.

•

Sales of our products in the on-premise channel have been significantly impacted by the implementation of social distancing and lockdown measures in most of our markets, including the closure of bars, clubs and restaurants and restrictions on sporting events, music festivals and similar events. Although sales in the on-premise channel have begun to improve as a result of the easing of social distancing and lock down measures in many of these markets, such improvements may be impacted by the implementation of restrictions in certain markets. Any future outbreak or recurrence of COVID-19 cases in other markets that are currently in the process of easing social distancing and lock down measures may similarly result in the re-implementation of such measures and a further negative impact on our sales. Furthermore, if the COVID-19 pandemic intensifies and expands geographically or in duration, its negative impacts on our sales could be more prolonged and may become more severe. While we have experienced increased sales in the off-premise channel in certain markets since the outbreak, such increased volumes may not continue in the longer term and may not offset the pressure we are experiencing in the on-premise channel.

•

Consumption of beer and other alcohol and non-alcohol beverages in many of the jurisdictions in which we operate is closely linked to general economic conditions, with levels of consumption tending to rise during periods of rising per capita income and fall during periods of declining per capita income. Deteriorating economic and political conditions in many of our major markets affected by the COVID-19 pandemic, such as increased unemployment, decreases in disposable income, declines in consumer confidence, or economic slowdowns or recessions, could cause a further decrease in demand for our products. Furthermore, even as governmental restrictions are lifted and economies gradually reopen in many of our major markets, the ongoing economic impacts and health concerns associated with the COVID-19 pandemic may continue to affect consumer behavior, spending levels and consumption preferences

•

The impact of the COVID-19 pandemic on global economic conditions has impacted and may continue to impact the proper functioning of financial and capital markets, as well as foreign currency exchange rates, commodity and energy prices and interest rates. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on our ability to access, or costs of, capital or borrowings, our business, our liquidity, our net debt to EBITDA ratio, credit ratings, results of operations and financial condition.

•

Compliance with governmental measures imposed in response to the COVID-19 pandemic has caused and may continue to cause us to incur additional costs, and any inability to comply with such measures can subject us to restrictions on our business activities, fines and other penalties, any of which can adversely affect our business. In addition, responses to the COVID-19 pandemic may result in both short-term and long-term changes to fiscal and tax policies in impacted jurisdictions, including increases in tax rates.

Any of the negative impacts of the COVID-19 pandemic, including those described above, alone or in combination with others, may have a material adverse effect on our results of operations, financial condition and cash flows. The full extent to which the COVID-19 pandemic will negatively affect our business, financial condition, cash flows and operating results will depend on future developments that are highly uncertain and cannot be predicted, including the scope and duration of the pandemic and actions taken by governmental authorities and other third parties in response to the pandemic.

ab-inbev.com	Press release – 25 February 2021 – 23

NOTES

To facilitate the understanding of AB InBev’s underlying performance, the analyses of growth, including all comments in this press release, unless otherwise indicated, are based on organic growth and normalized numbers. In other words, financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scope changes. Scope changes represent the impact of acquisitions and divestitures, the start or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. AB InBev has restated its 2019 results following the announcement of the agreement to divest Carlton & United Breweries (“the Australian operations”), its Australian subsidiary, to Asahi Group Holdings, Ltd. AB InBev is presenting the Australian operations prior to their disposal on 1 June 2020 as discontinued operations in a separate line of the consolidated income statement “profit from discontinued operations” in line with IFRS rules. As a result, all the presentations of AB InBev’s underlying performance and organic growth figures do not reflect the results of the Australian operations. All references per hectoliter (per hl) exclude US non-beer activities. References to the High End Company refer to a business unit made up of a portfolio of global, specialty and craft brands across more than 30 countries. Whenever presented in this document, all performance measures (EBITDA, EBIT, profit, tax rate, EPS) are presented on a “normalized” basis, which means they are presented before non-recurring items and discontinued operations. Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as an indicator of the Company’s performance. Values in the figures and annexes may not add up, due to rounding. 4Q20 and FY20 EPS is based upon a weighted average of 1 998 million shares compared to a weighted average of 1 984 million shares for 4Q19 and FY19.

Legal disclaimer

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include, statements other than historical facts and include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including, but not limited to, the effects of the COVID-19 pandemic and uncertainties about its impact and duration and the risks and uncertainties relating to AB InBev described under Item 3.D of AB InBev’s Annual Report on Form 20-F filed with the SEC on 24 March 2020. Many of these risks and uncertainties are, and will be, exacerbated by the COVID-19 pandemic and any worsening of the global business and economic environment as a result. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F and other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The full year 2020 (FY20) financial data set out in Figure 1 (except for the volume information), Figures 3 to 5, 7, 9, 10 and 14 and 15 of this press release have been extracted from the group’s audited consolidated financial statements as of and for the twelve months ended 31 December 2020, which have been reviewed by our statutory auditors PwC Réviseurs d’Entreprises SRL / PwC Bedrijfsrevisoren BV in accordance with International Standards on Auditing as applied in Belgium and resulted in an unqualified audit opinion. The fourth quarter 2020 (4Q20) and financial data included in Figures 6, 8 and 11 to 13 have been extracted from the underlying accounting records as of and for the twelve months ended 31 December 2020 (except for the volume information).

ab-inbev.com	Press release – 25 February 2021 – 24

CONFERENCE CALL AND WEBCAST

Investor Conference call and webcast on Thursday, 25 February 2021:

3.00pm Brussels / 2.00pm London / 9.00am New York

Registration details:

Webcast (listen-only mode):

AB InBev 4Q & FY20 Results Webcast

Conference call (with interactive Q&A):

AB InBev 4Q & FY20 Conference Call (with interactive Q&A)

Investors	Media
Lauren Abbott	Ingvild Van Lysebetten
Tel: +1 212 573 9287	Tel: +32 16 276 608
E-mail: lauren.abbott@ab-inbev.com	E-mail: ingvild.vanlysebetten@ab-inbev.com

Maria Glukhova	Fallon Buckelew
Tel: +32 16 276 888	Tel: +1 310 592 6319
E-mail: maria.glukhova@ab-inbev.com	E-mail: fallon.buckelew@ab-inbev.com

Jency John

Tel: +1 646 746 9673

E-mail: jency.john@ab-inbev.com

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Hoegaarden®, Leffe® and Michelob ULTRA®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 164 000 colleagues based in nearly 50 countries worldwide. For 2020, AB InBev’s reported revenue was 46.9 billion USD (excluding JVs and associates).

ab-inbev.com	Press release – 25 February 2021 – 25

Annex 1

AB InBev Worldwide	4Q19	Scope	Currency Translation	Hyperinflation restatement	Organic Growth	4Q20	Organic Growth
Total volumes (thousand hls)	141 979	151	—	—	2 324	144 455	1.6%
of which AB InBev own beer	124 025	107	—	—	2 256	126 388	1.8%
Revenue	13 334	-107	-1 090	36	592	12 767	4.5%
Cost of sales	-5 269	-20	442	-19	-415	-5 282	-7.9%
Gross profit	8 065	-127	-648	17	178	7 485	2.2%
SG&A	-4 149	24	270	-10	-304	-4 169	-7.4%
Other operating income/(expenses)	213	415	-8	-4	-63	551	-29.3%
Normalized EBIT	4 128	312	-387	2	-188	3 867	-4.7%
Normalized EBITDA	5 343	313	-467	3	-126	5 066	-2.4%
Normalized EBITDA margin	40.1%					39.7%	-261	bps

North America	4Q19	Scope	Currency Translation	Hyperinflation restatement	Organic Growth	4Q20	Organic Growth
Total volumes (thousand hls)	25 489	26	—	—	-176	25 340	-0.7%
Revenue	3 635	12	2	—	85	3 734	2.4%
Cost of sales	-1 375	-1	-1	—	-56	-1 433	-4.2%
Gross profit	2 260	11	1	—	29	2 301	1.3%
SG&A	-1 028	-25	-1	—	-50	-1 104	-4.9%
Other operating income/(expenses)	17	—	—	—	-19	-1	-109.3%
Normalized EBIT	1 249	-14	—	—	-40	1 196	-3.2%
Normalized EBITDA	1 479	-11	—	—	-73	1 395	-4.9%
Normalized EBITDA margin	40.7%					37.4%	-292	bps

Middle Americas	4Q19	Scope	Currency Translation	Hyperinflation restatement	Organic Growth	4Q20	Organic Growth
Total volumes (thousand hls)	35 544	208	—	—	736	36 487	2.1%
Revenue	3 231	5	-241	—	146	3 142	4.5%
Cost of sales	-976	-5	77	—	-125	-1 029	-12.7%
Gross profit	2 255	—	-164	—	21	2 113	0.9%
SG&A	-774	1	58	—	-65	-780	-8.4%
Other operating income/(expenses)	6	-1	—	—	-1	4	-26.7%
Normalized EBIT	1 487	—	-105	—	-45	1 337	-3.0%
Normalized EBITDA	1 723	—	-128	—	23	1 619	1.4%
Normalized EBITDA margin	53.3%					51.5%	-161	bps

South America	4Q19	Scope	Currency Translation	Hyperinflation restatement	Organic Growth	4Q20	Organic Growth
Total volumes (thousand hls)	41 209	46	—	—	3 899	45 154	9.5%
Revenue	2 965	-91	-863	36	494	2 542	17.4%
Cost of sales	-1 165	-1	376	-19	-285	-1 095	-24.5%
Gross profit	1 800	-92	-487	17	210	1 447	12.4%
SG&A	-727	-3	238	-10	-156	-659	-21.6%
Other operating income/(expenses)	63	413	-11	-4	-25	436	-37.0%
Normalized EBIT	1 136	317	-261	2	29	1 224	2.9%
Normalized EBITDA	1 380	317	-329	3	31	1 402	2.4%
Normalized EBITDA margin	46.5%					55.2%	-565	bps

ab-inbev.com	Press release – 25 February 2021 – 26

EMEA	4Q19	Scope	Currency Translation	Hyperinflation restatement	Organic Growth	4Q20	Organic Growth
Total volumes (thousand hls)	23 867	-33	—	—	-1 556	22 277	-6.5%
Revenue	2 135	-2	-42	—	-140	1 952	-6.6%
Cost of sales	-1 016	1	14	—	45	-956	4.5%
Gross profit	1 119	—	-28	—	-94	997	-8.4%
SG&A	-758	—	-6	—	-1	-765	-0.2%
Other operating income/(expenses)	63	—	2	—	2	67	2.7%
Normalized EBIT	424	—	-32	—	-94	298	-22.2%
Normalized EBITDA	678	—	-30	—	-83	564	-12.3%
Normalized EBITDA margin	31.7%					28.9%	-194 bps

Asia Pacific	4Q19	Scope	Currency Translation	Hyperinflation restatement	Organic Growth	4Q20	Organic Growth
Total volumes (thousand hls)	15 481	-67	—	—	-470	14 944	-3.0%
Revenue	1 211	-29	53	—	-35	1 200	-2.9%
Cost of sales	-587	2	-22	—	20	-588	3.3%
Gross profit	624	-28	31	—	-15	612	-2.4%
SG&A	-554	28	-17	—	11	-532	2.0%
Other operating income/(expenses)	67	—	1	—	-16	52	-24.1%
Normalized EBIT	137	—	15	—	-20	132	-14.6%
Normalized EBITDA	297	—	20	—	-13	304	-4.4%
Normalized EBITDA margin	24.5%					25.3%	-39 bps

Global Export and Holding Companies	4Q19	Scope	Currency Translation	Hyperinflation restatement	Organic Growth	4Q20	Organic Growth
Total volumes (thousand hls)	389	-29	—	—	-109	252	-31.7%
Revenue	156	-1	—	—	41	197	27.0%
Cost of sales	-150	-16	-1	—	-14	-181	-8.4%
Gross profit	6	-17	-1	—	27	16	215.9%
SG&A	-308	23	-3	—	-42	-329	-14.4%
Other operating income/(expenses)	-4	2	—	—	-4	-6	-111.8%
Normalized EBIT	-306	8	-4	—	-19	-320	-6.1%
Normalized EBITDA	-214	7	—	—	-10	-218	-4.9%

ab-inbev.com	Press release – 25 February 2021 – 27

Annex 2

AB InBev Worldwide	FY19	Scope	Currency Translation	Organic Growth	FY20	Organic Growth
Total volumes (thousand hls)	561 427	1 170	—	-31 954	530 644	-5.7%
of which AB InBev own beer	495 423	707	—	-28 714	467 416	-5.8%
Revenue	52 329	-81	-3 410	-1 957	46 881	-3.7%
Cost of sales	-20 362	-121	1 488	-640	-19 634	-3.1%
Gross profit	31 967	-202	-1 922	-2 596	27 247	-8.2%
SG&A	-16 421	26	1 008	19	-15 368	0.1%
Other operating income/(expenses)	875	407	-36	-402	845	-46.2%
Normalized EBIT	16 421	231	-950	-2 980	12 723	-18.3%
Normalized EBITDA	21 078	239	-1 292	-2 704	17 321	-12.9%
Normalized EBITDA margin	40.3%				36.9%	-382 bps

North America	FY19	Scope	Currency Translation	Organic Growth	FY20	Organic Growth
Total volumes (thousand hls)	108 133	237	—	-1 525	106 846	-1.4%
Revenue	15 488	44	-23	114	15 622	0.7%
Cost of sales	-5 789	-20	7	-67	-5 870	-1.2%
Gross profit	9 698	23	-17	47	9 752	0.5%
SG&A	-4 372	-44	9	39	-4 369	0.9%
Other operating income/(expenses)	26	—	—	-40	-14	-157.7%
Normalized EBIT	5 352	-21	-8	46	5 369	0.9%
Normalized EBITDA	6 185	-16	-9	13	6 172	0.2%
Normalized EBITDA margin	39.9%				39.5%	-21 bps

Middle Americas	FY19	Scope	Currency Translation	Organic Growth	FY20	Organic Growth
Total volumes (thousand hls)	133 538	1 072	—	-13 810	120 800	-10.3%
Revenue	11 912	23	-776	-1 127	10 032	-9.4%
Cost of sales	-3 549	-24	250	-8	-3 331	-0.2%
Gross profit	8 363	-1	-526	-1 135	6 701	-13.6%
SG&A	-3 049	8	204	127	-2 710	4.2%
Other operating income/(expenses)	121	-7	1	-108	6	-95.3%
Normalized EBIT	5 435	—	-321	-1 117	3 997	-20.5%
Normalized EBITDA	6 356	—	-403	-939	5 014	-14.8%
Normalized EBITDA margin	53.4%				50.0%	-313 bps

South America	FY19	Scope	Currency Translation	Organic Growth	FY20	Organic Growth
Total volumes (thousand hls)	139 664	93	—	4 452	144 209	3.2%
Revenue	9 790	-142	-2 306	750	8 092	7.8%
Cost of sales	-4 009	-3	1 075	-849	-3 786	-21.2%
Gross profit	5 781	-144	-1 231	-99	4 306	-1.8%
SG&A	-2 791	-8	700	-318	-2 417	-11.4%
Other operating income/(expenses)	201	413	-35	-56	522	-28.1%
Normalized EBIT	3 190	261	-566	-473	2 412	-15.6%
Normalized EBITDA	4 145	261	-788	-439	3 179	-11.0%
Normalized EBITDA margin	42.3%				39.3%	-720 bps

ab-inbev.com	Press release – 25 February 2021 – 28

EMEA	FY19	Scope	Currency Translation	Organic Growth	FY20	Organic Growth
Total volumes (thousand hls)	85 888	-115	—	-9 566	76 207	-11.2%
Revenue	7 911	-7	-234	-835	6 835	-10.6%
Cost of sales	-3 506	5	119	-12	-3 394	-0.3%
Gross profit	4 404	-2	-115	-847	3 441	-19.2%
SG&A	-2 862	1	69	95	-2 696	3.3%
Other operating income/(expenses)	264	—	—	-102	163	-38.5%
Normalized EBIT	1 807	-1	-46	-853	907	-47.2%
Normalized EBITDA	2 781	-1	-79	-806	1 895	-29.0%
Normalized EBITDA margin	35.2%				27.7%	-724 bps

Asia Pacific	FY19	Scope	Currency Translation	Organic Growth	FY20	Organic Growth
Total volumes (thousand hls)	93 168	-62	—	-11 456	81 649	-12.3%
Revenue	6 544	—	-65	-831	5 648	-12.7%
Cost of sales	-2 919	5	32	277	-2 605	9.5%
Gross profit	3 625	5	-33	-554	3 042	-15.2%
SG&A	-2 216	1	24	94	-2 097	4.2%
Other operating income/(expenses)	230	—	-1	-83	146	-36.0%
Normalized EBIT	1 639	6	-11	-543	1 091	-32.8%
Normalized EBITDA	2 287	6	-18	-538	1 737	-23.4%
Normalized EBITDA margin	35.0%				30.8%	-430 bps

Global Export and Holding Companies	FY19	Scope	Currency Translation	Organic Growth	FY20	Organic Growth
Total volumes (thousand hls)	1 036	-55	—	-48	933	-5.1%
Revenue	685	1	-6	-27	652	-4.1%
Cost of sales	-590	-84	6	19	-648	2.9%
Gross profit	95	-83	—	-8	4	-56.9%
SG&A	-1 131	68	2	-18	-1 079	-1.7%
Other operating income/(expenses)	35	1	—	-13	22	-35.3%
Normalized EBIT	-1 001	-14	2	-39	-1 053	-3.9%
Normalized EBITDA	-676	-11	5	4	-677	0.6%

ab-inbev.com	Press release – 25 February 2021 – 29